July 15, 2010

Mr. Jonathan Wiggins, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Four Star Holdings, Inc.
          Item 4.01  Form 8-K
          Filed July 7, 2010
          File No. 000-53439

Dear Mr. Wiggins:

In response to your comments on our form 8-K noted above, we acknowledge that our ability to utilize form S-3 in the future may have been impaired.

 Further, we have filed, simultaneously with this response, a revised 8-K to address points 2 and 3 of your letter.

Also we have filed an amended 10-Q for the quarter ended March 31, 2010 with the review of an independent and registered certified public accountant as required by under Rule 10(d) of Regulation S-X. Further, in our amended 10-Q, section 3 we described how we have remedied the deficiency by standardizing our communication process with our SEC counsel.

In connection with the completeness and accuracy of our filings and to ensure our future compliance with all SEC regulations, we have formalized and implemented a new procedure whereby all of the minutes of our board of directors and audit committee meetings will be forwarded to our SEC counsel. He will review those minutes and advise management as to the filings or other steps necessary to comply with SEC regulations.

With this addition, management re-assessed the effectiveness of our Internal Control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in this Internal Control-Integrated Framework.

100 Four Star Lane, Odenville, AL 35120     205 640-3726 Ph    205 640-4724 Fax

Based on our re-assessment, we believe that, as of June 30, 2010 our internal control over financial reporting are effective.

Our newly appointed auditor, Douglas A. Labrozzi of Labrozzi & Co., P.A. who is licensed to practice in his principal place of residence in accordance with Rule 2-01 of Regulation S-X. We have attached a copy of his firm’s license for your review. As a sole practitioner, Mr. Labrozzi obtained his PCAOB registration under his name personally. He has contacted the board and was assured that his personal registration will be transferred to his firm.

Sincerely,

/s/Alvin A. Rhoney
Alvin A. Rhoney
Chief Financial Officer

100 Four Star Lane, Odenville, AL 35120     205 640-3726 Ph    205 640-4724 Fax

STATE OF FLORIDA

DEPARTMENT OF BUSINESS AND PROFESSIONAL REGULATION

BOARD OF ACCOUNTANCY
240 NW 76TH DRIVE, SUITE A
GAINESVILLE FL 32607

(352) 333-2500

LABROZZI & CO, PA
1041 SW 9 COURT
MIAMI FL 33130

Congratulations! With this license you become one of the nearly one million Floridians licensed by the Department of Business and Professional Regulation. Our professionals and businesses range from architects to yacht brokers, from boxers to barbeque restaurants, and they keep Florida's economy strong.

Every day we work to improve the way we do business in order to serve you better. For information about our services, please log onto **www.myfloridalicense.com**. There you can find more information about our divisions and the regulations that impact you, subscribe to department newsletters and learn more about the Department's initiatives.

Our mission at the Department is: License Efficiently, Regulate Fairly. We constantly strive to serve you better so that you can serve your customers. Thank you for doing business in Florida, and congratulations on your new license!

STATE OF FLORIDA AC# 4176330
DEPARTMENT OF BUSINESS AND PROFESSIONAL REGULATION

AD65931 12/09/08 088109041

ONE OWNER FIRM
LABROZZI & CO, PA

IS LICENSED under the provisions of Ch.473 FS.
Expiration date: DEC 31, 2009 L08120900008

DETACH HERE

AC# 4176330

STATE OF FLORIDA

DEPARTMENT OF BUSINESS AND PROFESSIONAL REGULATION
BOARD OF ACCOUNTANCY

SEQ# L08120900008

DATE	BATCH NUMBER	LICENSE NBR
12/09/2008	088109041	AD65931

The ONE OWNER FIRM
Named below IS LICENSED
Under the provisions of Chapter 473 FS.
Expiration date: DEC 31, 2009

LABROZZI & CO, PA
1041 SW 9 COURT
MIAMI FL 33130

CHARLIE CRIST
GOVERNOR

DISPLAY AS REQUIRED BY LAW

CHARLES W. DRAGO
SECRETARY